Mail Stop 3010

February 4, 2010

VIA U.S. MAIL AND FAX (713) 479-7080
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

> **Re: Stratum Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-QSB for the period Ended March 31, 2009**
> **File No. 0-51229**

Dear Mr. Watler:

We have reviewed your response letter dated December 18, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits, Financial Statement Schedules, page 21

1. We have reviewed your response to comment 1 in our letter dated November 23, 2009. With respect to the Securities Purchase Agreement filed as exhibit 10.25 to your Form 10-K, which is incorporated by reference from exhibit 10.1 to your Form 8-K filed on March 14, 2008, we direct your attention to page iii of the agreement. On page iii, there are 12 exhibits listed and 1 schedule. None of these items appear to be included with the filed agreement. Therefore, please file exhibit 10.25 in its entirety with your amendment.

    With respect to the Second Amended and Restated Credit Agreement filed as exhibit 10.32, Item 601(b)(10) of Regulation S-K requires that material contracts be filed in their entirety. Therefore, please include <u>all</u> referenced exhibits to the agreement when you file it with your amendment.

<u>Consolidated Balance Sheets, page 27</u>

2. We have reviewed your responses to prior comments 2, 3 and 4. It is the Staff's view that Rule 4.10 of Regulation S-X represents a self contained model and as such the guidance of ASC 360-10-15 does not apply. Therefore, the impairment recognized as of September 30, 2007 was inappropriate. However, given the decline in prices late in 2008 it seems likely that an impairment would have been recognized under the full cost method in the fourth quarter of 2008. As such we request that you:

- Perform the ceiling test as of December 31, 2008
- Record any impairment (from the initial carrying value of $12.7 million) as of December 31, 2008
- Present your restated 2008 financial statements in your 2009 10-K

3. Please assess the materiality of the effect of this restatement on depreciation, depletion, and amortization for each of the quarterly periods in the year-ended December 31, 2009, and provide us with your analysis. If the effect is material for any of these periods, amend your Form(s) 10-Q as appropriate. If the effect on each quarterly period is deemed to be immaterial, please record depreciation, depletion and amortization due to the restatement for the 12 months ended December, 31, 2008 and 2009, respectively, entirely in the fourth quarter of 2009.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant